Exhibit 99.76

EXPLORATION AND OPTION TO PURCHASE MINERAL CONCESSIONS AGREEMENT

This Agreement, made and entered in Monterrey City, State of Nuevo Leon, United Mexican States, as of the 24th day of November of the year (2010) Two Thousand and Ten, between FERNANDO SANTOS CHAVEZ, and his wife MARIA ISAIAS YOLANDA RANGEL ZAVALA granting her marital consent; ONESIMO DOÑEZ NORIEGA, and his wife MARIA ELVIA REYES GUTIERREZ also granting her marital consent (hereinafter they shall collectively be referred to as the “Concessionaires and Vendors”) of the first part, and TIMMINS GOLDCORP MEXICO, S.A. DE C.V. (hereinafter referred to as the “Exploration Company and Buyer”), hereby represented by FRANCISCO ARTURO BONILLAS ZEPEDA, its legal representative who holds powers enough to represent the said company, of the second part.

The appearing parties hereby covenant and agree to execute at this time an exploration and option to purchase agreement regarding the 100% interest in three mining concessions that shall be duly described hereinafter and in accordance with the following recitals and clauses:

R E C I T A L S

I. WHEREAS, the Concessionaires and Vendors hereby affirm that:

(i) Mr. Fernando Santos Chavez is a Mexican citizen, of age, was born on October 12, 1943 in the town of Comales, Municipality of Camargo, State of Tamaulipas,Mexico, a businessman, married to Ma. Isaias Yolanda Rangel Zavala under common property marital system.

(ii) Mrs. Maria Isaias Yolanda Rangel Zavala is a Mexican citizen, of age, was born on July 6, 1944 in the town of Tanque Nuevo, Municipality of Cedral, State of San Luis Potosi, Mexico, a secretary, married to Fernando Santos Chavez under common property marital system.

(iii) Mr. Onesimo Donez Noriega is a Mexican citizen, of age, was born on January 5, 1959 in the town of Venado, State of San Luis Potosi, Mexico, a businessman, married to Maria Elvia Reyes Gutierrez under common property marital system.

(iv) Mrs. Maria Elvia Reyes Gutierrez is a Mexican citizen, of age, was born on June 21, 1962 in Linares City, State of Nuevo Leon, Mexico, a housewife, married to Onesimo Donez Noriega under common property marital system.

(v) They are the recorded and lawful owners and in possession of the ownership rights of the titles for mineral concessions (collectively referred to as the “Mining Concessions”) described as follows and also according to the below ownership porcentages:

a. Concession title number 228039, that covers all of the exploration and exploitation rights regarding the mining property named “SAN ONESIMO”. The property is located in the Municipality of Mazapil, State of Zacatecas, Mexico, with a surface of 4,603.4472 hectares. Mr. Fernando Santos Chavez holds 100% of interest in this property.

b. Concession title number 227187, that covers all of the exploration and exploitation rights regarding the mining property named “ZINDY”. The property is located in the Municipality of Mazapil, State of Zacatecas, Mexico, with a surface of 500.0000 hectares. Mr. Onesimo Donez Noriega recently acquired 100% of interest in this property by means of a straight purchase agreement made with his former co-owner Eduardo Vazquez Navarro. This purchase agreement is process of filing in the Federal Mining Registrar.

c. Concession title number 227188, that covers all of the exploration and exploitation rights regarding the mining property named “SAN FERNANDO”. The property is located in the Municipality of Mazapil, State of Zacatecas, Mexico, with a surface of 500.0000 hectares. Mr. Onesimo Donez Noriega recently acquired 100% of interest in this property by means of a straight purchase agreement made with his former co-owner Eduardo Vazquez Navarro. This purchase agreement is process of filing in the Federal Mining Registrar.

(vi) That the Mineral Concessions are:

(a) Free and clear of any lien, charge or limitation of ownership whatsoever, and in full compliance with the obligations set forth under article 27 of the Mining Law, including the obligation to perform and to show proof of performance of the assessment works, and the obligation to pay the mining tax mandated under applicable legislation;

(b) Clear of any judicial claim or arbitration proceedings; free and clear of any proceedings that may render the cancellation, nullity or non-existence of the rights certified under the Mineral Concessions; and free and clear of any suit or claim made by a third party or by authority with jurisdiction;

(c) Not currently under any contract such as: exploration, exploitation, option, promise to contract, or subject to unlimited association, society or joint venture agreement or by any other legal agreement.

(d) Free of overlapped claims or former old mining properties that could exist and affect the Mining Concessions perimeters or the ownership rights of the Concessionaires and Vendors in all or part of any Mining Concessions.

II. AND WHEREAS, the legal representative of the Exploration Company and Buyer hereby affirms that:

(i) The company was formed on March 23rd, 2005 before Maria Luisa Lizarraga Garcia, Notary Public number 35 for the City of Hermosillo, State of Sonora, by means of Public Deed number 3,318 Volume 86, and whose charter of incorporation and by-laws were filed on September 15, 2005 in the Federal Mining Registrar under number 281, page 141 of Volume XXXVIII of the Book of Mining Corporations.

(ii) The company possesses enough legal capacity to hold ownership rights to mineral concessions located within the United Mexican States in accordance with article 11 of the Mining Law. Its registered domicile is located within the territory of the United Mexican States, and its main purpose is to explore and to exploit ores and mineral substances subject to the provisions of the Mining Law.

(iii) The authority granted to its legal representative was issued in accordance with the articles of incorporation and by-laws of the said corporation and in accordance with applicable legislation; that said authority has not been revoked, modified or limited in any manner whatsoever; and,

(iv) That the execution of this Agreement does not require a special resolution from the general shareholders’ meeting of the corporation or its board of directors; and that that this Agreement does not contravene with any of the provisions stipulated under its articles of incorporation and by-laws.

III. NOW THEREFORE, the parties hereby affirm that this Agreement is being executed pursuant to their financial and juridical interests and have also decided to submit themselves to fulfilling the following:

C L A U S E S

C H A P T E R I
Exploration Agreement

1.0	Transfer of Rights

The Concessionaires and Vendors hereby temporarily transfer to the Exploration Company and Buyer, that hereby accepts the said transfer, any and all exploration rights (the “Exploration Rights”) granted under the Mining Concessions set forth in the first (I) recital, fifth (v) paragraph, letters “a”, “b” and “c” above, including the rights on any easement, right of way and/or passage or temporary occupation (the “Surface Rights”) that could be established on the Mining Concessions, during the term of this agreement.

1.1 However, the parties hereby agree that the Exploration Company and Buyer shall conduct any kind of negotiation or meetings with third parties to enter into right-of-way agreements or obtaining permissions from third parties for accessing the Mining Concessions surfaces to perform the exploration activities as set our herein. Accordingly, the Concessionaires and Vendors shall not be responsible for said easements or rights of way; however, the Concessionaires and Vendors shall assist the Exploration Company and Buyer in the obtaining of the above easements or rights of way.

1.2 The Concessionaires and Vendors hereby make lawful transfer to the Exploration Company and Buyer of the Exploration Rights and the Surface Rights, if any:

(i) With no limitation or restriction whatsoever;
(ii) Exclusively and irrevocably; and,
(iii) For the duration of the Term of Exploration and Term of the Option to Purchase (as defined under clauses 2.0. y 7.0. respectively).

2.0	Term of Exploration

The Concessionaires and Vendors hereby transfer to the Exploration Company and Buyer the Exploration Rights for a term of forty-eight (48) months (the “Term of Exploration”) as of January 31, 2011, regardless the date of signing of this Agreement before the authority of a notary public (the “Date of Signing”).

2.1. The Term of Exploration shall be mandatory for the Concessionaires and Vendors and discretionary for the Exploration Company and Buyer. The Exploration Company and Buyer shall be entitled to unilaterally issue a Notice of Termination (as referred to in Clause 15.0 (i) at any time during the duration of the Term of Exploration. The Exploration Company and Buyer shall not be obligated to pay any consideration or perform any obligations from the date of issuance of the Notice of Termination.

2.2. The Term of Exploration may be extended by a written agreement duly signed and executed by the parties before the authority of a notary public. The extension agreement shall be executed also before a notary public within the previous month to the expiration month of the Term of Exploration.

3.0	Consideration for Exploration Rights to earn 100% (one hundred per cent) interest in the Mineral Concessions. Net Smelter Return (NSR) royalties.

3.1 The Exploration Company and Buyer hereby obliges itself to pay the Concessionaires and Vendors as a consideration for the assignment of the Exploration Rights, and to earn 100% (one hundred per cent) interest in the rights derived from the mining certificates to the Mining Concessions, except for paragraph 3.4 herein below, the following payments in cash, as follows:

USD 20,000.00 (Twenty Thousand US Dollars 00/100) to be paid at the Date of Signing.

USD 50,000.00 (Fifty Thousand US Dollars 00/100) to be paid on January 31, 2011 at the latest.

USD 100,000.00 (One Hundred Thousand US Dollars 00/100) to be paid on January 31, 2012 at the latest.

USD 100,000.00 (One Hundred Thousand US Dollars 00/100) to be paid on January 31, 2013 at the latest.

USD 500,000.00 (Five Hundred Thousand US Dollars 00/100) to be paid on January 31, 2014 at the latest.

USD 1,230,000.00 (One Million Two Hundred and Thirty Thousand US Dollars 00/100) to be paid on January 31, 2015 at the latest.

The total of the above payments is for USD 2,000,000.00 (Two Million US Dollars 00/100).

3.2 The Exploration Company and Buyer shall be authorised to withhold any amount mandated under the Income Tax Act and under the Valued Added Tax Act and likewise it shall be obligated to calculate and make payment of any corresponding payments mandated under the Value Added Tax Act and the Income Tax Act that are applicable to the considerations paid to the Concessionaires and Vendors hereto.

3.3 The Concessionaires and Vendors shall deliver to the Exploration Company and Buyer, invoices containing any and all requirements mandated under applicable tax legislation, for each contract payment made by the Exploration Company and Buyer in compliance hereto.

3.4. Royalties. In addition to cash payments mentioned in the paragraph 3.1 above, the Concessionaires and Vendors shall be entitled to receive Net Smelter Returns (NSR), once the Mining Concessions are in full production and payments of royalties to the Exploration Company and Buyer commence by third parties or smelters. These royalty payments shall have a limit or top price of USD 1,500,000.00 (One Million and Five Hundred Thousand US Dollars 00/100). The procedure of calculation and payment of the said net royalty to the Concessionaires and Vendors is determined in Exhibit “A” attached hereto.

3.5 The Exploration Company and Buyer shall be authorised to withhold any amount mandated under the applicable tax legislation regarding any payments made to the Concessionaires and Vendors as to payment of NRS under this clause. Likewise, the Concessionaires and Vendors shall deliver to the Exploration Company and Buyer, invoices regarding every payment of NSR received by the Concessionaires and Vendors, containing any and all requirements mandated under applicable tax legislation.

3.6 The parties hereby expressly covenant that the Exploration Company and Buyer shall have the right to buy back the NSR or royalties set out in the paragraph 3.4 herein, at any time, provided the Exploration Company and Buyer notifies the Concessionaires and Vendors its intention to exercise the said buy-back right, paying them USD 1,500,000.00 (One Million and Five Hundred Thousand US Dollars 00/100) in one cash straight payment; unless the parties agree to make this sole straight payment in a different way, which it must be agreed in writing. The Concessionaires and Vendors are not allowed to transfer their right to NSR or royalties to third parties, unless the Exploration Company and Buyer grants its consent, in writing, before the authority of a notary public.

3.7 Once the Exploration Company and Buyer has fully made the cash payments to the Concessionaires and Vendors as provided for in paragraph 3.1 hereinbefore, shall deliver notice to the Concessionaires and Vendors about its right to exercise the option to purchase 100% (one hundred per cent) interest in the rights derived from the mining certificates/titles to the Mining Concessions, except for paragraph 3.2 hereinbefore regarding payments for NSR to the Concessionaires and Vendors, which shall commence once the Mining Concessions are in full production and payments of royalties to the Exploration Company and Buyer are made by buyers or smelters.

3.8 In the event that the date of payment of a monetary obligation falls on a non-business day, the said obligation shall become payable on the business day immediately following the stated date of payment.

4.0.	Transfer free of restrictions

The Concessionaires and Vendors hereby transfer to the Exploration Company and Buyer the Exploration Rights and the Surface Rights, if any, as follows:

(i) Free and clear of any lien, charge or limitation of ownership whatsoever;

(ii) Without any restriction or limitation to any of the rights to which the Concessionaires and Vendors is entitled to as the rightful owner and possessor;

(iii) In full compliance with the obligation to perform and to show proof of performance of the exploration works mandated to be executed on the Mining Lots under article 27 of the Act;

(iv) In full compliance with all fiscal obligations imposed by applicable legislation and, specifically, under article 27 of the Act;

(v) Free and clear of any judicial claim or arbitration proceedings; free and clear of any proceedings that may render the cancellation, nullity or non-existence of the rights pertaining to the Mineral Concessions; free and clear of any demand or claim made by a third party or by authority with jurisdiction; and,

(vi) Not currently under any contract such as: exploration, exploitation, option, promise to contract, or subject to unlimited association, society or joint venture agreement or by any other legal agreement.

4.1. The parties hereby covenant and agree that the Concessionaires and Vendors shall not be permitted to perform on the Mining Concessions, directly or indirectly, any mining activity permitted under the Mining Act, or any other act or activity that may reasonably be construed as an exploration activity or commercial production of minerals or mineral substances regulated under the said Act.

5.0.	Mining Activities and Exploration Program

The parties hereby agree that the Exploration Rights transferred to the Exploration Company and Buyer herein, shall entitle said Company to perform on the Mining Concessions any mining exploration activity (the “Mining Activities”) including, but not limited to:

(i) The construction on any building, structure or exploration work, including, but not limited to: geological recognisance, sampling of rocks, soil, sediments and minerals to perform metallurgical testing; geological and geophysical mapping; trenching and other supporting exploration work; drilling and underground developments of any nature; construction of tunnels and other underground works to identify mineral deposits and to evaluate and quantify any ore deposits located therein;

(ii) Obtaining from third parties, with assistance of the Concessionaires and Vendors, if necessary, the right of access, establishment of easements, temporary occupation or the construction of passages that are deemed necessary by the Exploration Company and Buyer to perform the exploration works, including, but not limited to, the construction of access roads, administrative offices and workshops; and, in general, the construction of any facility, building or structure that is necessary, in the opinion of the Exploration Company and Buyer to perform the said works.

(iii) Complete access to, and the right to take copies of, any existing historical documents regarding the Mineral Concessions, including, among others, maps, lab assays, and any type of technical and/or scientific studies and its results.

(iv) The use of water necessary for the exploration works and for domestic use of the personnel employed thereat;

(v) The installation of water pipelines or electricity cables, or any structure or construction designed for the conduction of water or electricity; and,

(vi) In general, the exercise of any right granted to the Exploration Company and Buyer by the Mining Act, the Regulations to the said Act, and by any other applicable legislation, in its capacity of legal holder of the Exploration Rights.

5.1. The Exploration Company and Buyer shall have the exclusive and irrevocable right to design and implement the exploration program (the “Exploration Program”) to be executed on the Mining Concessions during the Term of Exploration. The Exploration Company and Buyer shall be entitled exclusively as it deems appropriate at its own discretion, and it shall be solely responsible for, the allocation of funds that are necessary for the execution of the Mining Activities and the implementation of the Exploration Program.

5.2. The Exploration Company and Buyer shall be entitled, at its own discretion and when deemed necessary, to hire the services of a competent third party to perform the Mining Activities on the Mining Concessions and to implement the Exploration Program.

C H A P T E R I I
Option to Purchase Agreement

6.0	Option to Purchase

The Concessionaires and Vendors hereby grant the Exploration Company and Buyer the irrevocable and exclusive option to purchase (the “Option to Purchase”) one hundred per cent (100%) interest in the Mining Concessions, including all accessory rights thereof, if any, except for paragraph 3.4, Chapter I of this Agreement, regarding the NSR or royalties.

6.1. The Option to Purchase hereby granted by the Concessionaires and Vendors to the Exploration Company and Buyer is deemed as:

(i) Exclusive, because it is granted solely to the Exploration Company and Buyer and to any other assignee of said Company with legal capacity under the Mining Act;

(ii) Irrevocable, because the Concessionaires and Vendors are not entitled to revoke, suspend, renege on or interrupt the Option to Purchase during the Term of the Option to Purchase (as defined under clause 7.0 below); and,

(iii) Extendable, under the terms set out in paragraph 2.2.

7.0.	Term of the Option to Purchase

The parties hereby covenant and agree that the exclusive and irrevocable Option to Purchase granted herein to the Exploration Company and Buyer shall be for a term of forty-eight (48) months (the “Term of the Option to Purchase”) as of January 31, 2011, regardless the date of signing of this Agreement before the authority of a notary public. The Exploration Company and Buyer shall notify in writing to the Concessionaires and Vendors, in the terms set out in clause 18.0. , its decision to exercise the right of Option to Purchase one hundred per cent (100%) interest in the Mining Concessions (the “Notice to Purchase”). The Notice to Purchase may be made at any time during the Term of the Option to Purchase or its extension, if any.

7.1. Upon notification of the Notice to Purchase and the execution and ratification of the Purchase Agreement (as defined under clause 8.1. ) before the authority of a notary public, the Exploration Company and Buyer shall pay to the Concessionaires and Vendors the amount of money resulting from deducting from the Total Purchase Price (as defined under clause 9.0. ) any amount paid to the Concessionaires and Vendors in accordance with clause 3.0.

The Term of the Option to Purchase and/or its extension, if any, shall be mandatory for the Concessionaires and Vendors and discretionary for the Exploration Company and Buyer. The Exploration Company and Buyer shall be entitled to unilaterally issue a Notice of Termination as defined under clause 15.0. , paragraph (i), at any time during the term of the Term of the Option to Purchase and/or during the term of the extension, if any, as set forth under the aforementioned clause.

8.0.	Transfer of Ownership

The Concessionaires and Vendors hereby enter into an obligation to transfer to the Exploration Company and Buyer, or to any of its assignees with legal capacity, one hundred per cent (100%) interest in the Mining Concessions and the Surface Rights, if any, once the payments in cash are paid as provided for in clause 3.0, paragraph 3.1. The transfer of ownership set forth herein shall be made within a non-extendable term of fifteen (15) calendar days, commencing on the date the Exploration Company and Buyer notifies the Concessionaires and Vendors the Notice to Purchase, which shall be made in accordance with the terms and conditions set out under clause 18.0.

8.1 The transfer to the Exploration Company and Buyer of the 100% interest in the Mining Concessions and the Surface Rights, if any, as set forth hereunder shall be made through a duly executed public deed (the “Purchase Agreement”), which shall be signed and executed by the parties before the authority of a notary public and it shall be filed before the Federal Mining Registrar. The parties hereby agree that the terms of sale to be entered into under the Purchase Agreement shall be the terms set forth hereunder.

9.0	Considerations for Transfer of Ownership.

The Exploration Company and Buyer shall pay to the Concessionaires and Vendors in consideration for the transfer of one hundred per cent (100%) interest in the Mining Concessions and the Surface Rights, if any, the amounts set out in clause 3.0 paragraph 3.1.

9.1 All payments in cash shall be subject to the following rules:

(i) Any payment made by the Exploration Company and Buyer under the terms set out in clause 3.0. , paragraph 3.1 shall be deducted from the Total Purchase Price;

(ii) The parties hereby agree that the monetary considerations set forth in paragraph 3.1 of this Agreement and payments of NSR as well, shall be paid to the Concessionaires and Vendors, at the Exploration Company and Buyer’s convenience, in US Dollars, or its equivalent in Mexican pesos at the exchange rate used as reference to make payments in foreign currencies, that it is published by the Mexican Federal Reserve Bank through the Federal Gazette one day before to the payment date, and

(iii) The Exploration Company and Buyer shall make any applicable tax withholdings, according to the Added Value Tax Act and the Income Tax Act.

C H A P T E R I I I
Provisions Applicable to Both Contracts

10.0	Obligations of the Exploration Company and Buyer

The Exploration Company and Buyer hereby obliges itself to maintain in good standing, from the Date of Signing, the Mining Concessions and to comply with the obligations imposed by the Mining Act and its Regulations, including the obligations to:

(i) Perform, and show proof of performance to the Federal Mining Bureau, the exploration works to be carried out on the Mining Concessions;

(ii) Pay the half-yearly mining taxes imposed by applicable legislation to keep the Mining Concessions in good tax standing;

(iii) Obtain, request, prepare, pay and file all mandatory environmental permits or reports that allow the Exploration Company and Buyer obtaining of temporary or definitive authorization(s) from the environmental offices to carry out the exploration works in the Mining Concessions. In addition, request any necessary permits regarding changes in the use of the Mining Concessions land or soil related to the said exploration works, paying any fees or monies derived from the obtaining of such permits, without any economic contribution from the Concessionaires and Vendors.

(iv) Perform any obligatory restoration in the Mining Concessions soil, as imposed by the applicable environmental legislation, on which ground evaluation or drill holes had been made, and/or other similar works made such as: drill sludge depositing, ditching, installing of work shops, making of latrines or septic tanks, etc.

(v) Deliver biannually and in writing to the Concessionaires and Vendors a reserve evaluation report and quality of mineral or ores that could exist in the Mining Concessions.

(vi) Comply with all obligations imposed under article 27 of the Mining Act.

10.1. The Concessionaires and Vendors shall be solely responsible for the compliance with any of the obligations set forth in the article 27 of the Mining Act above,as well as the obligations set forth in paragraphs (i), (ii) and (iii) above that were due prior to the Date of Signing, and fulfillment of all of their obligations as set out in this Agreement.

11.0.	Obligations of the Concessionaires and Vendors

The Concessionaires and Vendors hereby oblige and bind themselves that during of the Term of Exploration and/or its extensions and/or during of the Term of Option to Purchase, they shall:

(i) Not lien, promote, sell or offer for sale to a third party, any right derived from the Mining Concessions;

(ii) Not negotiate with a third party, directly or indirectly, promote the sale, pledge or offer to pledge; and, in general, not restrict , limit, undermine or reduce, any of the rights derived from, or the ownership rights of, the Mining Concessions and the Surface Rights, if any;

(iii) Not decrease or downsize the surface area, or file an application thereof, of the Mining Concessions, unless the Exploration Company and Buyer grants its express and evident consent to file said application;

(iv) Notify forthwith to the Exploration Company and Buyer of any claim, suit, litigation or demand made by a third party or authority with jurisdiction, that may, or attempts to, affect in any manner whatsoever, the rights derived from the Mining Concessions.

(v) Doing their best in assisting the Exploration Company and Buyer in having an untroubled development of the exploration works; however, it shall be the Exploration Company and Buyer’s responsibility to assure the peaceful stay of its own representatives, agents, contractors or attorneys-in-fact in the performance of their duties during the development of the exploration and drilling works, as well as the performing of necessary scientific and technical studies to be carried out in the Mining Concessions.

(vi) Complete access to, and the right to take copies of, historical documents or files of any type regarding the Mining Concessions, including maps, lab assays, studies, technical and/or scientific reports of any kind and results thereof.

12.0	Exclusivity

The Concessionaires and Vendors shall be obligated under clause 11.0 above until:

(i) The Term of Exploration and/or its extension, and/or the Term of the Option to Purchase are elapsed;

(ii) The Exploration Company and Buyer notifies in writing, and in accordance with clause 18.0. its decision of not exercising the right of Option to Purchase; or,

(iii) The Exploration Company and Buyer issues the Notice of Termination under the terms set out in clause 15.0. , Paragraph (i).

13.0.	Assignment of Rights

The Concessionaires and Vendors hereby grant to the Exploration Company and Buyer their irrevocable and absolute consent provided under any appliclable legislation to, at the Exploration Company’s own discretion, to assign, or in any other manner to transfer, to a third party with legal capacity any and all rights and obligations stipulated hereunder, including the Exploration Rights and the right of Option to Purchase the Mining Concessions and the Surface Rights, if any.

13.1. The Exploration Company and Buyer hereby obliges itself to stipulate on the transfer agreement executed as set forth above (the “Transfer Agreement”), any and all obligations payable under clauses 3.0. , paragraphs 3.1 and 3.4 and clause 9.0 of this Agreement, that become due after the date of signing of the Transfer Agreement. The assignee or transferee of the rights therein shall undertake the aforesaid obligations to pay that become due after the date of signing of the Transfer Agreement.

13.2. This Agreement, when duly signed and executed by the parties before the authority of a notary public, shall be construed as the express consent of the Concessionaires and Vendors to authorize the Exploration Company and Buyer, at its own discretion, to assign the rights and obligations entered into herein.

14.0.	Default of Obligations

The parties shall be entitled to issue the rescission of this Agreement (the “Notice of Rescission”) in the event of non-compliance with any of the obligations entered into herein in accordance with the following:

14.1. In the event of a significant default of obligations, the affected party shall deliver to the domicile of the defaulting party, as set out under clause 18.0. , a notice of default of obligations (the “Notice of Default”) and it shall grant to the defaulting party thereon a term of thirty (30) calendar days, commencing on the date of receipt of the said Notice, to comply with any and all of the defaulting obligations. The parties may extend the term set forth herein by written agreement, indicating the extension granted therein.

14.2. The affected party shall be entitled to issue the Notice of Rescission at the expiration of the aforementioned term or at the expiration of any extension agreed upon, as the case may be, in the event that the defaulting party does not comply with any and all of the outstanding obligations within the said terms. This Notice of Rescission should be appealed by the affected party before a competent civil court, if such party deems that the Notice of Rescission was unjustly issued.

14.3. In the event of a less significant or mild default of obligations, the affected party shall not be entitled to issue the Notice of Rescission, until there is evidence in writing that proves the parties reasonably and consistently tried (or at least that the innocent or not guilty party tried) to solve the mild default, and despite such efforts the default could not be resolved.

15.0	Termination of Agreement

This Agreement may be terminated by the occurrence of any of the below termination causes as follows:

(i)By delivering of a notice of termination from the Exploration Company and Buyer to the Concessionaires and Vendors, according to Clause 2.0 paragraph 2.1.

(ii) By completion of the Term of the Option to Purchase, when the Exploration Company and Buyer does not issue the Notice to Purchase.

(iii) By declaration of nullity, cancellation, or suspension of any of the rights derived from the Mining Concessions, made by authority with jurisdiction.

(iv) Subject to clause 15.1. by discovery of any lien, charge, limitation of ownership or any other payable obligation on the Mining Concessions, caused by the Concessionaires and Vendors (either caused by them collectively or just by one of the Concessionaires and Vendors) in contravention with clause 4.0.

(v) Subject to clause 15.1. by discovery of any contract or agreement of exploration, exploitation, option, promise to contract, unlimited association, society or joint venture agreement, or any other lawful act affecting the rights derived from the Mining Concessions, caused by the Concessionaires and Vendors Vendors (either caused by them collectively or just by one of the Concessionaires and Vendors) in contravention with clause 4.0.

(vi) By written agreement duly signed and executed by the parties before the authority of a notary public.

15.1. In the event of occurrence of any of the causes set forth under paragraphs (iii), (iv) and (v) above, the Exploration Company and Buyer may, at its own discretion,

(i) Issue the Notice of Termination with all applicable legal consequences; or,

(ii) Execute whatever lawful measure that is necessary to effect the cancellation of any lien, charge, limitation to ownership or obligation, or the cancellation of any agreement or juridical act, that is affecting the rights derived from the Mining Concessions, and, to deduct from the amounts set forth under clauses 3.0. and 9.0. any disbursements made and damages incurred in executing said cancellations (the “Cancellation Charges”); if the monies deducted are not sufficient to fully recover the Cancellation Charges, the Concessionaires and Vendors hereby agree to reimburse to the Exploration Company and Buyer the balance outstanding.

15.2. The Concessionaires and Vendors shall not be obliged to make restitution of any of the considerations paid as set forth under clause 3.0. , and said consideration shall be considered as accrued revenue, in the event of termination of this Agreement, when the Exploration Company and Buyer issues the Notice of Termination as provided for in Clause 2.1. Upon termination of this Agreement as a result of the occurrence of any of the termination causes set out herein, the Exploration Company and Buyer shall be granted a term of one hundred and egithy (180) calendar days to remove from the Mining Concessions any movable goods, including any equipment, machinery, tool or device.

15.3. Upon termination of this Agreement according to Clause 2.1, or upon termination thereof in the event of lack of exercise from the Exploration Company and Buyer of its Option to Purchase, the following items ad/or assets shall be deemed as property of the Concessionaires and Vendors:

a) Studies, reports of results, lab analyses, sampling reports, drill sampling reports, maps, logs, permits and agreements about acquisition of surface rights.

b) Buildings, installations, facilities or constructions erected on the Mining Concessions.

16.0.	Governing Law

The parties hereby covenant and agree that this Agreement is regulated by the provisions of the Mining Act and its Regulations, the Federal Commerce Code and the Civil Code for the State of Nuevo Leon, Mexico. The parties hereby agree that the state and federal courts with competent jurisdiction in Monterrey City, State of Nuevo Leon, Mexico, shall have the authority to resolve any suit or claim arising under this Agreement. The parties hereby waive to the jurisdiction of any court to whose jurisdiction they might have a right to, by virtue of their current or future domiciles.

17.0.	Force Majeure

There shall be no default to the obligations entered into herein, when said default is caused by an act of force majeure. The obligations entered into by the parties hereunder shall be suspended during the existence of an act of force majeure. The obligation to pay the monies as set out under clauses 3.0. and 9.0. shall be suspended during the existence of an act of force majeure and the terms for payment shall be advanced by a number of days equal to the period of time of the act of force majeure.

17.1 The parties recognize as events of force majeure the following: strikes, lock-outs, spread labour shortages, power shortages, fuel shortages, fires, wars, acts of God, governmental regulations restricting normal operations, shipping delays, delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; restricted or denial of access due to local landowners or violence or threats of violence against the Exploration Company or Buyer or its agents or employees, or any other reason or reasons, other than lack of funds, beyond the control of the Exploration Company and Buyer the time limited for the performance by the Exploration Company or Buyer of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay, but nothing herein shall discharge the Exploration Company and Buyer from its obligations hereunder to maintain the Mining Concessions in good standing.

17.2 The Exploration Company and Buyer shall give prompt notice to the Concessionaires and Vendors of each event of force majeure and upon cessation of such event shall provide to the Concessionaires and Vendors with notice to that effect together with particulars of the number of days by which the obligations of the Exploration Company and vendor hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

18.0	Notices bewtween the parties.

Electronic mail (usually known as “e-mail”) is capable of generating a printed version of messages sent and received, as well as generating and printing acknowledgements of receipt for the issuer (use of which both The Exploration Company and Buyer and the Concessionaires and Vendors are aware), and it will be considered by both parties as the accepted transmission and reception for all sorts of notifications, notices, and/or correspondence in connection with the Agreement herein, in addition to traditional communication means described below.

18.1 Any notifications, notices, communications, and correspondence sent and received by e-mail shall have the same effect as communications sent by traditional means or methods, unless otherwise advised by one of the parties to the other party regarding its/their wish to exclude certain type of notices or notifications from application of this Clause regarding e-mail notices, and the date from which said exclusion shall be effective.

18.2 Any notification, correspondence, notice or communication made by e-mail shall be considered as duly sent and received on the business day following the date the issuing party receives in its system acknowledgement of receipt from the receiving party. For the purposes of this section, both parties provide the following as their e-mail addresses (which may be changed freely prior notice to the other party whether by traditional means or by e-mail):

The Concessionaires and Vendors:

Fernando Santos Chávez: fernandosan@msn.com
Onésimo Doñez Noriega: onesimodonez@hotmail.com

(Note: The Exploration Company and Buyer must send emails simultaneously to both Concessionaires and Vendors)

The Exploration Company and Buyer:

Francisco Arturo Bonillas Zepeda: Arturo@timminsgold.com
Miguel Angel Soto y Bedolla: Miguel@timminsgold.com

(Note: The Concessionaires and Vendors must send emails simultaneously to both representatives of the Exploration Company and Buyer)

18.3 Should the parties hereto wish to send to the other party any notification, notice, request, information or other document by traditional means or methods (letter with acknowledgement of receipt, registered mail or fax), they should expressly state so. Otherwise, it shall be understood that the adequate method will be by e-mail. In the event of correspondence and notifications by traditional means, both parties provide the following addresses:

To Exploration Company and Buyer:

TIMMINS GOLDCORP MEXICO, S.A. DE C.V.

Blvd. Navarrete 125, Local 12, Colonia Valle Verde,C.P. 83200, Hermosillo,Son.
At’n: Francisco Arturo Bonillas Zepeda and/or Miguel Angel Soto y Bedolla
Tel/Facsimile Nr. (662)218-1067

To Concessionaires and Vendors, addressed to the following commonly designated representative and domicile:

Artículo 123 #629, Col. Unidad Laboral, San Nicolás De Los Garza, N. L.
At’n: Onésimo Dóñez Noriega, onesimodonez@hotmail.com
Teléfonos: (81)83 13 87 69 o (81)82 39 01 31 o (81) 811 080 14 20

18.4 Any of the parties may change its above elected domicile, by means of a written notice sent through traditional means or via e-mail to the other party. Any notice delivered personally shall be deemed as made in the same date of its delivering, and any notice sent by mail with acknowledgment of receipt or via fax, shall be deemed as made in the date of receipt thereof.

19.0	Area of Interest.

Any property that could be acquired by, filed by, or claimed by any of the Concessionaires and Vendors (either directly acquired by any of them or through third parties following their instructions), or acquired by, filed by, or claimed by the Exploration Company and Buyer (either directly acquired by or through third parties following the instructions of the Exploration Company and Buyer) during the term of this Agreement, within ten (10) kilometers around the perimeter of the Mining Concessions (a map showing the area of interest is attached hereto as Exhibit “B”), shall become part of this Agreement and subject to the terms thereof. If the option to purchase is not exercised by the Exploration Company and Buyer, all such properties and/or claims described in this clause shall revert to the Concessionaires and Vendors.

20.0	Successors and Assigns

This Agreement is binding upon, and inures to the benefit of, the Concessionaires and Vendors, the Exploration Company and Buyer and their own successors and/or assigns.

21.0	Languages

The parties hereby agree that this Agreement is executed in both English and Spanish, and that in the event of any discrepancy between the two versions, the Spanish version shall prevail.

In witness whereof, the parties hereto after having read and understood the legal effects and term of the premises set forth above, have caused this Agreement to be executed today, this 24th day of November of the year Two Thousand and Ten (2010) in Monterrey City, State of Nuevo Leon, Mexico.

THE PARTIES :

THE “CONCESSIONAIRES AND VENDORS”

(signed)

_________________________________________
FERNANDO SANTOS CHAVEZ
By his own rights

(signed)

__________________________________________
MARIA ISAIAS YOLANDA RANGEL ZAVALA
Grating her marital consent

(signed)

_________________________________________
ONESIMO DOÑEZ NORIEGA
By his own rights

(signed)

__________________________________________
MARIA ELVIA REYES GUTIERREZ
Grating her marital consent

The “EXPLORATION COMPANY AND BUYER”

(signed)

_______________________________________
TIMMINS GOLDCORP MEXICO, S.A. DE C.V.
Represented by its Legal Representative
ING. FRANCISCO ARTURO BONILLAS ZEPEDA

EXHIBIT "A"

NET SMELTER RETURNS ROYALTY

1.

For the purposes of this Agreement the term "Net Smelter Returns" shall mean the actual proceeds received from any independent custom smelter, mint or other purchaser for the sale of all minerals, metals or concentrates extracted and derived from the ore mined from the Mining Concessions after deducting therefrom all charges and penalties for smelting and refining and the cost of transportation (to the smelter and thereafter to the mint), insurance premiums, sampling and assaying charges incurred after the minerals, metals or concentrates have left the Mining Concessions and all appropriate mint charges.

2.

Within ninety (90) days following the end of each calendar year, commencing with the year in which the Mining Concessions are brought into commercial production, the Exploration Company and Buyer shall deliver to the Concessionaires and Vendors an annual statement of the Net Smelter Returns for such calendar year, duly certified by an independent Chartered Accountant appointed by the Exploration Company and Buyer for such purposes, together with payment of the royalty, if any, determined as aforesaid. The Concessionaires and Vendors shall have the right within a period of three (3) months from receipt of the annual statement to conduct an independent audit at its own cost and expense, the right to review the Exploration Company and Buyer's books and records relating thereto and an opportunity to discuss issues raised with such independent Chartered Accountant.

3.

If any portion of the minerals, metals or concentrates extracted and derived from the ore mined from the Mining Concessions are sold to a purchaser owned or controlled by the Exploration Company and Buyer or treated by a smelter owned or controlled by the Exploration Company and Buyer, the actual proceeds received shall be deemed to be an amount equal to what could be obtained from a purchaser or a smelter not so owned or controlled in respect of minerals, metals or concentrates, as applicable, of like quality and quantity, after deducting therefrom a charge equal to the transportation cost which would have been incurred had the material been transported to such third party purchaser or smelter.